DAVID A. BELL	EMAIL DBELL@FENWICK.COM
DIRECT DIAL (650) 335-7130

October 5, 2010

VIA EDGAR AND OVERNIGHT COURIER

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                 Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

Re:                             ArcSight, Inc.

Schedule 14d-9 filed September 22, 2010

File No. 005-83836

Dear Mr. Duchovny:

In this letter, we respond on behalf of ArcSight, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated September 27, 2010 regarding the Schedule 14d-9 filed by the Company on September 22, 2010 (File No. 005-83836) (the “Schedule 14d-9”). The numbered paragraph below corresponds to the numbered comment in that letter; the Staff’s comments are presented in bold italics.

Schedule 14d-9

Additional Information — Financial Projections, page 38

1.              We note that the projected financial information included in this section has not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the projected financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

The Company advises the Staff that, in consultation with counsel, it considered the applicability of Rule 100(a) of Regulation G to the disclosure regarding financial projections on page 38 of the Schedule 14d-9, but concluded for the following reasons that a reconciliation of the differences between the non-GAAP financial measures disclosed with the most comparable financial measures calculated and presented in accordance with GAAP is not required.

The Company believes that the disclosure would not be required pursuant to the policy of the Commission exemplified in Rule 100(d) of Regulation G (as well as Item 10 of Regulation S-K), which states that the requirements of Rule 100 do “not apply to a non-GAAP financial measure included in disclosure relating to a proposed business combination, the entity resulting therefrom or an entity that is a party thereto, if the disclosure is contained in a communication that is subject to … [Item 1015 of Regulation M-A (which covers, among other items, opinions as to the fairness of the consideration to be offered to security holders)].” As indicated in Item 8(g) of the Schedule 14d-9 (page 38), the financial projections were prepared solely for the Company’s internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles. The financial projections were only provided to third parties because of the potential business combination – to potential acquirers in connection with their due diligence, and to Morgan Stanley for purposes of preparation of its financial fairness opinion. The financial projections were included in the Schedule 14d-9 because they are referenced in the opinion of the Company’s financial advisor (see Item 4(d), “Opinion of ArcSight’s Financial Advisor, Morgan Stanley” on page 25 of the Schedule 14d-9), and were a source of data used by Morgan Stanley in preparing its opinion. The Company believes that providing reconciliation in these circumstances would not provide its stockholders or the markets with meaningful additional information regarding the projections in their role as a basis for the Morgan Stanley fairness opinion (particularly in light of the fact that no such reconciliation was provided to Morgan Stanley or any other party). The Company believes that in these circumstances reconciliation with the most comparable GAAP financial measures is not an intended requirement of Regulation G.

Further, when preparing the projections for such internal use, the Company does not and has not included amortization of intangible assets or stock-based compensation in such forward-looking projections, because preparation on that basis is time consuming, particularly with respect to stock-based compensation, and does not provide information that is useful to the Company for the intended internal purpose (financial projections without accounting for such matters are more useful to the Company for its internal purpose — the Company regularly reports its financial performance on a similar non-GAAP basis for the same reason). The Company respectfully advises the Staff that such information is not available without unreasonable efforts, particularly with respect to stock-based compensation. To do so would require the Company to speculate regarding future levels of hiring over a three-year period, the types of personnel hired, the type and amount of equity compensation awards that would be necessary for such hiring, the vesting terms of such awards and the timing of each such award. It would also require speculation regarding the various factors that underlie calculation of the stock-based compensation charge for each of those awards under Accounting Standards Codification Topic 718, “Compensation-Stock Compensation” (“ASC 718,” fka FAS 123R), including speculation regarding the then-current share price and the factors pertinent to the Black-Scholes-Merton pricing model such as, among other inputs, assumptions as to volatility of the Company’s stock over the term of the related awards, the expected term of the awards, the risk-free interest rate and the award forfeiture rate, in order to determine the fair value of the awards on the grant dates and amortize that expense over the respective vesting periods. In addition, it would require similar speculation regarding future participation in the Company’s Employee Stock Purchase Plan (which is similarly accounted for under ASC 718) and regarding whether there would be future acquisition(s) of intangibles that would be amortized. The Company also does not believe that provision of this speculative information would be useful when evaluating the forecast, which is already accompanied by cautionary language, nor would it be likely to form a material basis for a stockholder to consider the Board’s recommendation regarding the tender offer (particularly when that information was not provided to the Board or its financial advisor). Consequently, in accordance with Rule 100(a)(2) of Regulation G, a reconciliation was not included.

* * * * * * *

As requested, the Company acknowledges to the Staff that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14d-9 filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 14d-9 filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7130 or, in his absence, Trâm T. Phi, Esq., Vice President and General Counsel of the Company, at (408) 865-7627.

Sincerely,

/s/ David A. Bell
David A. Bell, Esq.

cc:           Thomas J. Reilly, President and Chief Executive Officer

Stewart Grierson, Chief Financial Officer

Trâm T. Phi, Esq., Vice President and General Counsel

ArcSight, Inc.